UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-36397

Weibo Corporation

(Registrant’s Name)

8/F, QIHAO Plaza, No. 8 Xinyuan S. Road

Chaoyang District, Beijing 100027

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On December 23, 2022, Weibo Hong Kong Limited, our wholly owned subsidiary, entered into certain agreement for the sale and purchase of 100% of the equity interest of Sina.com Technology (China) Co., Ltd., with SINA Hong Kong Limited, a wholly owned subsidiary of SINA Corporation, pursuant to which Weibo Hong Kong Limited agrees to purchase all equity interests in Sina.com Technology (China) Co., Ltd., a wholly-owned subsidiary of SINA Hong Kong Limited and the owner of SINA Plaza in Beijing, China, for an aggregate consideration of approximately RMB1.5 billion.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEIBO CORPORATION

Date:December 23, 2022	By:	/s/ Fei Cao
Fei Cao
Chief Financial Officer